(Excerpt Translation)


                                                               November 19, 2004
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in October 2004 (the "Current Month").


1.  Summary

    Number of listed shares as of the end of the            3,609,997,492 shares
    preceding month

    Total number of shares changed during the                           0 shares
    Current Month

    (out of which, as a result of exercise of warrants                (0 shares)
    to subscribe for shares)

    (out of which, as a result of exercise of stock                   (0 shares)
    acquisition rights)

    (out of which, as a result of other reasons)                      (0 shares)

    Number of listed shares as of the end of the            3,609,997,492 shares
    Current Month

2. Warrants to subscribe for shares exercised (Bonds with detachable warrants to subscribe for shares)

    Aggregate face value of the bonds allotted to                JPY 600,000,000
    the outstanding warrants as at the end of the preceding month

    Aggregate face value of the bonds originally                           JPY 0
    allotted to the warrants exercised during the Current Month

    Aggregate face value of the bonds as allotted to             JPY 600,000,000
    the outstanding warrants at the end of the Current Month



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(left caret)Details of shares delivered (issued or transferred) upon exercise of warrants to subscribe for shares(right caret)

(1) Number of shares

    Total number of shares delivered during the                         0 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from treasury         (0 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the                                    JPY 0
    Current Month

    (out of which, aggregate amount of newly issued shares)              (JPY 0)

    (out of which, aggregate amount of shares transferred                (JPY 0)
    from treasury shares)

3. Stock acquisition rights exercised

(left caret)Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights(right caret)

(1) Number of shares

    Total number of shares delivered during the                    79,000 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from treasury    (79,000 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month            JPY 233,682,000

    (out of which, aggregate amount of newly issued shares)              (JPY 0)

    (out of which, aggregate amount of shares transferred      (JPY 233,682,000)
    from treasury shares)